NEWS RELEASE 06-32	September 7, 2006

FRONTEER SUBSCRIBES FOR $10 MILLION PRIVATE PLACEMENT IN AURORA

Fronteer Development Group Inc. (“FRG:TSX/AMEX”)("Fronteer") has agreed to purchase 956,938 Common Shares of Aurora Energy Resources Inc. (AXU:TSX) (“Aurora”) at a price of $10.45 for aggregate gross proceeds to Aurora of approximately $10 million on a private placement basis.

“We strongly believe that Aurora controls an emerging world-class uranium district,” says Dr. Mark O’Dea, President and CEO of Fronteer. “Our participation in this financing reflects our long term commitment to Aurora and our belief in the successful expansion and development of its uranium assets.”

This private placement financing will happen concurrently with the closing of a $30 million bought deal financing announced today by Aurora whereby Aurora has agreed to sell to a syndicate of underwriters, an aggregate of an additional 1,722,500 Common Shares at a price of $10.45 per Common Share and an aggregate of 956,200 Flow-Through Shares at a price of $12.55 per Flow-Through Share.

Aurora will use the net proceeds from the sale of the Common Shares for further advancement of its Michelin and Jacques Lake deposits, additional exploration of the Central Mineral Belt of Labrador and general corporate purposes.

The bought deal financing and the private placement are scheduled to close on or about September 28, 2006 and are subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities and, with respect to the private placement alone, the approval of the American Stock Exchange. Upon conclusion of the private placement and the bought deal financing, Fronteer will own 46.5% of Aurora.

All figures in this news release are expressed in Canadian dollars.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately C$27 million in exploration expenditure on seven projects, in three countries. Fronteer currently has a 49.3% interest in Aurora, which has a current market capitalization of approximately C$650 million. Fronteer has C$53 million in the treasury.

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.